Mail Stop 6010


							May 24, 2005



VIA U.S. MAIL AND FAX (408) 830-9531

Mr. Robert G. Gargus
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94085

	Re:	Silicon Image, Inc.
		Form 10-K for the year ended December 31, 2004
		Form 8-K dated January 25, 2005
		Form 8-K dated April 21, 2005


Dear Mr. Gargus:

      We have reviewed your response dated May 16, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K dated April 21, 2005

1. We note that your response to our prior comment 5 and see that you have deleted the pro forma statement of operations. However, we note you continue to include a discussion of pro forma net income and pro forma net income per share. Since you have retained certain non-GAAP measures you must provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each measure. Revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. See also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please provide us with a full sample of your proposed disclosure.

2. Further, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, Kevin Vaughn at (202) 551-3643 or me at (202) 551-3327 if
you
have any questions regarding these comments.



								Sincerely,



								Michele Gohlke
								Branch Chief


Mr. Robert G. Gargus
Silicon Image, Inc.
May 24, 2005
Page 3